
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 21, 2024

Matthew Horwath
SVP & Chief Financial Officer
FARO TECHNOLOGIES INC
125 Technology Park
Lake Mary, Florida 32746

  Re: FARO TECHNOLOGIES INC
   10-K filed February 28, 2024
   File No. 000-23081

Dear Matthew Horwath:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Industrial Applications and Services